UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Financial Information Jan-Jun/2025 —

1

B3: PETR3 (ON) | PETR4 (PN)

NYSE: PBR (ON) | PBRA (PN)

www.petrobras.com.br/ir

petroinvest@petrobras.com.br

+ 55 21 3224-1510

Disclaimer

This presentation contains some financial indicators that are not recognized by GAAP or the IFRS Accounting Standards. The indicators presented herein do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance and liquidity; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with the IFRS Accounting Standards. See definitions of Adjusted EBITDA, LTM Adjusted EBITDA, Adjusted Cash and Cash Equivalents, Net Debt, Gross Debt, Free Cash Flow, and Leverage in the Glossary and their reconciliations in the sections Liquidity and Capital Resources, Reconciliation of LTM Adjusted EBITDA, Net Debt/LTM Adjusted EBITDA Metrics and Consolidated Debt.

2

TABLE OF CONTENTS

CONSOLIDATED RESULTS
Key Financial Information	4
Sales Revenues	4
Cost of Sales	5
Income (Expenses)	5
Net finance income (expense)	6
Income taxes	6
Net Income attributable to shareholders of Petrobras	6

CAPITAL EXPENDITURES (CAPEX)	7

LIQUIDITY AND CAPITAL RESOURCES	8

CONSOLIDATED DEBT	9
RECONCILIATION OF ADJUSTED EBITDA, LTM ADJUSTED EBITDA AND NET DEBT/LTM ADJUSTED EBITDA METRICS
Adjusted EBITDA and Net cash provided by operating activities – OCF	10
LTM Adjusted EBITDA	11
Adjusted Cash and Cash Equivalents, Gross Debt, Net Debt, Net Cash provided by Operating Activities (LTM OCF), LTM Adjusted EBITDA, Gross Debt Net of Cash and Cash Equivalents/LTM OCF and Net Debt/LTM Adjusted EBITDA Metrics	12

RESULTS BY OPERATING BUSINESS SEGMENTS
Exploration and Production (E&P)	13
Refining, Transportation and Marketing	14
Gas and Low Carbon Energies	15

GLOSSARY	16

3

CONSOLIDATED RESULTS

The main functional currency of the Petrobras Group (the “Company”) is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. As the presentation currency of the Petrobras Group is the U.S. dollar, the results of operations in Brazilian reais are translated into U.S. dollars using the average exchange rates prevailing on a monthly basis.

Key Financial Information

US$ million	Jan-Jun/2025	Jan-Jun/2024	Change (%)
Sales revenues	42,110	47,235	(10.9)
Cost of Sales	(21,710)	(23,251)	(6.6)
Gross profit	20,400	23,984	(14.9)
Income (expenses)	(7,775)	(8,295)	(6.3)
Net income attributable to the shareholders of Petrobras	10,708	4,438	141.3
Net cash provided by operating activities	16,029	18,473	(13.2)
Adjusted EBITDA	19,688	21,754	(9.5)
Average Brent crude (US$/bbl) (1)	71.74	84.09	(14.7)
Average Domestic basic oil products price (US$/bbl)	84.75	93.70	(9.6)
(1) Source: Refinitiv.
US$ million	06.30.2025	12.31.2024	Change (%)
Gross Debt	68,064	60,311	12.9
Net Debt	58,563	52,240	12.1
Net Debt/LTM Adjusted EBITDA ratio	1.53	1.29	18.6

Sales Revenues

US$ million	Jan-Jun/2025	Jan-Jun/2024	Change (%)
Diesel	12,753	14,055	(9.3)
Gasoline	6,037	6,278	(3.8)
Liquefied petroleum gas (LPG)	1,617	1,551	4.3
Jet fuel	2,132	2,331	(8.5)
Naphtha	835	910	(8.2)
Fuel oil (including bunker fuel)	297	577	(48.5)
Other oil products	1,901	2,092	(9.1)
Subtotal Oil Products	25,572	27,794	(8.0)
Natural gas	1,858	2,458	(24.4)
Crude oil	2,478	2,278	8.8
Renewables and nitrogen products	94	74	27.0
Breakage	102	261	(60.9)
Electricity	287	232	23.7
Services, agency and others	348	449	(22.5)
Total domestic market	30,739	33,546	(8.4)
Exports	11,049	13,144	(15.9)
Crude oil	8,262	10,074	(18.0)
Fuel oil (including bunker fuel)	2,277	2,448	(7.0)
Other oil products and other products	510	622	(18.0)
Sales abroad (1)	322	545	(40.9)
Total foreign market	11,371	13,689	(16.9)
Sales revenues	42,110	47,235	(10.9)
(1) Sales revenues from operations outside of Brazil, including trading and excluding exports.

Sales revenues were US$ 42,110 million for the period Jan-Jun/2025, a 10.9% decrease (US$ 5,125 million) when compared to US$ 47,235 million for the period Jan-Jun/2024, mainly due to:

4

(i)	a US$ 2,222 million decrease in domestic market oil products revenues, which derives from a US$ 2,715 million decrease in average domestic basic oil products prices following the reduction in average international prices for diesel and gasoline, which was partially offset by a US$ 493 million increase in sales volumes; and

(ii)	a US$ 1,812 million decrease in exported crude oil revenues, of which US$ 502 million relates to a decrease in sales volumes, and US$ 1,310 million relates to a decrease in the average price of crude oil exports following the depreciation of average Brent crude prices.

Cost of Sales

US$ million	Jan-Jun/2025	Jan-Jun/2024	Change (%)
Raw material, products for resale, materials and third-party services(1)	(10,350)	(11,298)	(8.4)
Acquisitions	(7,131)	(8,171)	(12.7)
Crude oil imports	(3,882)	(4,749)	(18.3)
Oil products imports	(2,775)	(2,661)	4.3
Natural gas imports	(474)	(761)	(37.7)
Third-party services and others	(3,219)	(3,127)	2.9
Depreciation, depletion and amortization	(5,517)	(5,072)	8.8
Production taxes	(5,358)	(5,936)	(9.7)
Employee compensation	(830)	(1,042)	(20.3)
Inventory turnover	345	97	255.7
Total	(21,710)	(23,251)	(6.6)
(1) It Includes short-term leases.

Cost of sales was US$ 21,710 million for the period Jan-Jun/2025, a 6.6% decrease (US$ 1,541 million) when compared to US$ 23,251 million for the period Jan-Jun/2024, mainly due to a US$ 867 million decrease in crude oil imports, which derives from a US$ 965 million decrease in import volumes, which was partially offset by a US$ 98 million increase in average oil products import prices.

Income (Expenses)

US$ million	Jan-Jun/2025	Jan-Jun/2024	Change (%)
Selling expenses	(2,376)	(2,601)	(8.7)
General and administrative expenses	(908)	(996)	(8.8)
Exploration costs	(498)	(309)	61.2
Research and development expenses	(395)	(376)	5.1
Other taxes	(250)	(1,088)	(77.0)
Impairment (losses) reversals, net	(240)	46	-
Other income and expenses, net	(3,108)	(2,971)	4.6
Total	(7,775)	(8,295)	(6.3)

Selling expenses were US$ 2,376 million for the period Jan-Jun/2025, an 8.7% decrease (US$ 225 million) compared to US$ 2,601 million for the period Jan-Jun/2024, mainly due to lower logistical expenses related to lower volumes of crude oil exports.

Exploration costs were US$ 498 million for the period Jan-Jun/2025, a 61.2% increase (US$ 189 million) compared to US$ 309 million for the period Jan-Jun/2024, mainly due to exploration expenditures written off related to blocks C-M-753 and C-M-789 in the Campos Basin, reflecting the assessment of the projects' lack of economic feasibility, which resulted in the decision not to proceed with their development.

Other taxes were US$ 250 million for the period Jan-Jun/2025, a 77.0% decrease (US$ 838 million) compared to US$ 1,088 million for the period Jan-Jun/2024, mainly due to enrollment to the tax settlement program in Jun/24, which allowed the settlement of significant legal disputes related to discussions on the incidence of taxes on remittances abroad involving chartering of vessels or platforms and their respective service contracts.

Net finance income (expense)

5

US$ million	Jan-Jun/2025	Jan-Jun/2024	Change (%)
Finance income	642	1,029	(37.6)
Income from investments and marketable securities (Government Bonds)	448	812	(44.8)
Other finance income	194	217	(10.6)
Finance expenses	(2,048)	(4,004)	(48.9)
Interest on finance debt	(983)	(1,073)	(8.4)
Unwinding of discount on lease liability	(1,275)	(1,104)	15.5
Capitalized borrowing costs	916	759	20.7
Unwinding of discount on the provision for decommissioning costs	(648)	(530)	22.3
Tax settlement programs - federal taxes	−	(1,930)	−
Other finance expenses	(58)	(126)	(54.0)
Foreign exchange gains (losses) and inflation indexation charges	4,169	(5,833)	−
Foreign exchange gains (losses)	5,068	(4,421)	−
Real x U.S. dollar	5,218	(4,449)	−
Other currencies	(150)	28	−
Reclassification of hedge accounting to the Statement of Income	(1,220)	(1,297)	(5.9)
Tax settlement programs - federal taxes	−	(220)	−
Indexation to the Selic interest rate of anticipated dividends and dividends payable	(151)	(388)	(61.1)
Recoverable taxes inflation indexation income	159	(96)	−
Other foreign exchange gains and indexation charges, net	313	589	(46.9)
Total	2,763	(8,808)	−

Net finance income (expense) was an income of US$ 2,763 million for the period Jan-Jun/2025, an increase of US$ 11,571 million compared to an expense of US$ 8,808 million for the period Jan-Jun/2024, mainly due to a foreign exchange gain - Real x U.S. dollar of US$ 5,218 million in Jan-Jun/2025, as compared to a US$ 4,449 million loss in Jan-Jun/2024 reflecting a 11.8% appreciation of the real/US$ exchange rate in Jan-Jun/2025 (06/30/2025: R$ 5.46/US$, 12/31/2024: R$ 6.19/US$) compared to a 14.9% depreciation in Jan-Jun/2024 (06/30/2024: R$ 5.56/US$, 12/31/2023: R$ 4.84/US$).

Income taxes

Income tax was an expense of US$ 4,765 million in Jan-Jun/2025, compared to an expense of US$ 2,120 million in Jan-Jun/2024. The increase was mainly due to higher net income before income taxes (US$ 15,517 million of income in Jan-Jun/2025 compared to a US$ 6,600 million income in Jan-Jun/2024), resulting in nominal income taxes computed based on Brazilian statutory corporate tax rates (34%) of US$ 5,275 million in Jan-Jun/2025 compared to a US$ 2,243 million in Jan-Jun/2024.

Net Income attributable to shareholders of Petrobras

Net income attributable to shareholders of Petrobras was US$ 10,708 million for the period Jan-Jun/2025, a US$ 6,270 million increase compared to a net income attributable to shareholders of Petrobras of US$ 4,438 million for the period Jan-Jun/2024, as explained above, mainly due to higher net finance income (US$ 2,763 million of income in Jan-Jun/2025 compared to US$ 8,808 million of expenses in Jan-Jun/2024) and lower expenses (US$ 7,775 million of expenses in Jan-Jun/2025 compared to US$ 8,295 million of expenses in Jan-Jun/2024), partially offset by lower gross profit (US$ 20,400 million in Jan-Jun/2025 compared to US$ 23,984 million in Jan-Jun/2024) and higher income taxes expenses (US$ 4,765 million of expenses in Jan-Jun/2025 compared to US$ 2,120 million of expenses in Jan-Jun/2024).

6

CAPITAL EXPENDITURES (CAPEX)

CAPEX (US$ million)	Jan-Jun/2025	Jan-Jun/2024	Change (%)
Exploration and Production	7,224	5,239	37.9
Refining, Transportation and Marketing	916	809	13.2
Gas and Low Carbon Energies	121	201	(39.8)
Corporate and Other businesses	235	187	25.7
Total	8,496	6,436	32.0

In line with our Business Plan, our Capital Expenditures were primarily directed toward investment projects which Management believes are most profitable, relating to oil and gas production.

In Jan-Jun/2025, Capital Expenditures in the E&P segment totaled US$ 7,224 million, representing 85.0% of the CAPEX of the Company, a 37.9% increase when compared to US$ 5,239 million in Jan-Jun/2024, mainly due to the development of large projects in the pre-salt layer of the Santos Basin, especially in the Búzios and Atapu Fields. CAPEX in Jan-Jun/2025 were mainly concentrated on: (i) the development of production in the pre-salt layer of the Santos Basin (US$ 3.7 billion); (ii) the development of production in the pre-salt and post-salt layers of the Campos Basin (US$ 1.5 billion); and (iii) exploratory investments (US$ 0.8 billion).

7

LIQUIDITY AND CAPITAL RESOURCES

US$ million	Jan-Jun/2025	Jan-Jun/2024
Adjusted Cash and Cash Equivalents at the beginning of the period	8,071	17,902
Government bonds, bank deposit certificates and time deposits with maturities of more than three months at the beginning of the period	(4,800)	(5,175)
Cash and cash equivalents at the beginning of the period	3,271	12,727
Net cash provided by operating activities	16,029	18,473
Acquisition of PP&E and intangibles assets	(8,046)	(5,772)
Acquisition of equity interests	(2)	(6)
Proceeds from disposal of assets – (Divestments)	479	766
Financial compensation from co-participation agreement	355	397
Dividends received	25	64
Divestment (Investment) in marketable securities	2,861	(805)
Net cash used in investing activities	(4,328)	(5,356)
(=) Net cash provided by operating and investing activities	11,701	13,117
Proceeds from finance debt	3,072	567
Repayments of finance debt	(2,403)	(3,313)
Net change in finance debt	669	(2,746)
Repayment of lease liability	(4,368)	(3,883)
Dividends paid to shareholders of Petrobras	(4,588)	(10,578)
Dividends paid to non-controlling interest	(31)	(77)
Share repurchase program	−	(380)
Changes in non-controlling interest	157	125
Net cash used in financing activities	(8,161)	(17,539)
Effect of exchange rate changes on cash and cash equivalents	185	(421)
Cash and cash equivalents at the end of the period	6,996	7,884
Government bonds, bank deposit certificates and time deposits with maturities of more than three months at the end of the period	2,505	5,586
Adjusted Cash and Cash Equivalents at the end of the period	9,501	13,470

Reconciliation of Free Cash Flow
Net cash provided by operating activities	16,029	18,473
Acquisition of PP&E and intangible assets	(8,046)	(5,772)
Acquisition of equity interests	(2)	(6)
Free Cash Flow (1)	7,981	12,695

(1) Free Cash Flow (FCF) is in accordance with the new Shareholder Remuneration Policy (“Policy”), approved in July 2023, which is the result of the equation: FCF = net cash provided by operating activities less the sum of acquisition of PP&E and intangible assets and acquisition of equity interests.

As of June 30, 2025, Cash and cash equivalents amounted to US$ 6,996 million and Adjusted Cash and Cash Equivalents totaled US$ 9,501 million.

In the six-month period ended June 30, 2025, we had net cash provided by operating activities of US$ 16,029 million and positive Free Cash Flow of US$ 7,981 million. This level of cash generation, together with proceeds from disposal of assets (divestments) of US$ 479 million, financial compensation from co-participation agreements of US$ 355 million, dividends received of US$ 25 million, divestment in marketable securities of US$ 2,861 million and proceeds from finance debt of US$ 3,072 million, were allocated to: (a) debt prepayments and payments of principal and interest due in the period of US$ 2,403 million; (b) repayment of lease liability of US$ 4,368 million; (c) dividends paid to shareholders of Petrobras of US$ 4,588 million; and (d) acquisition of PP&E and intangibles assets of US$ 8,046 million.

In the six-month period ended June 30, 2025, the Company repaid several finance debts, in the amount of US$ 2,403 million.

In the six-month period ended June 30, 2025, the Company raised US$ 3,072 million, notably from: (i) public offering of debentures, in the amount of USS$ 516 million, with maturities in 2035, 2040, and 2045; (ii) proceeds in the domestic banking market, in the amount of US$ 1,417 million; and (iii) proceeds in the international banking market, in the amount of US$ 1,122 million.

8

CONSOLIDATED DEBT

Debt (US$ million)	06.30.2025	12.31.2024	Change (%)
Capital Markets	15,461	14,490	6.7
Banking Market	8,299	6,519	27.3
Development banks	556	508	9.4
Export Credit Agencies	1,347	1,508	(10.7)
Others	128	137	(6.6)
Finance debt	25,791	23,162	11.4
Lease liability	42,273	37,149	13.8
Gross Debt	68,064	60,311	12.9
Adjusted Cash and Cash Equivalents	9,501	8,071	17.7
Net Debt	58,563	52,240	12.1
Leverage: Net Debt / (Net Debt + Market Capitalization)	43%	39%	10.3
Average interest rate (% p.a.)	6.8	6.8	-
Weighted average maturity of outstanding debt (years)	11.92	12.52	(4.8)

As of June 30, 2025, the Company has maintained its liability management strategy to improve the debt profile and to adapt to the maturity terms of the Company’s long-term investments.

Gross Debt increased 12.9% (US$ 7,753 million) to US$ 68,064 million as of June 30, 2025 from US$ 60,311 million as of December 31, 2024, due to: (i) higher lease liabilities in the period (a US$ 5,124 million increase), primarily driven by the start-up of the leased FPSO Alexandre de Gusmão (Mero 4), the start-up of the leased FPSO Almirante Tamandaré (Búzios 7) and the extension of the FPSO Cidade de Angra dos Reis agreement through 2030; and to (ii) higher finance debt (a US$ 2,629 million increase), mainly due to the proceeds in the domestic banking market, in the amount of US$ 1,417 million, and proceeds in the international banking market, in the amount of US$ 1,122 million. Gross Debt was maintained lower than the maximum level of US$ 75,000 million, with convergence to the level of US$ 65,000 million defined in the 2025-2029 Business Plan, mainly due to debt prepayments and scheduled repayments.

As of June 30, 2025, Net Debt increased by 12.1% (US$ 6,323 million), reaching US$ 58,563 million, compared to US$ 52,240 million as of December 31, 2024, mainly due to a US$ 5,124 million increase in lease liabilities in the period.

9

RECONCILIATION OF ADJUSTED EBITDA, LTM ADJUSTED EBITDA AND NET DEBT/LTM ADJUSTED EBITDA METRICS

LTM Adjusted EBITDA reflects the sum of the last twelve months of Adjusted EBITDA, which is computed by using the net income before net finance income (expense), income taxes, depreciation, depletion and amortization adjusted by items not considered part of the Company’s primary business, which include results in equity-accounted investments, results on disposal and write-offs of assets, impairment and results from co-participation agreements in bid areas.

LTM Adjusted EBITDA represents an alternative to the Company's operating cash generation. This measure is used to calculate the metric Net Debt/LTM Adjusted EBITDA, to support management’s assessment of liquidity and leverage.

Adjusted EBITDA and Net cash provided by operating activities – OCF

US$ million	Jan-Jun/2025	Jan-Jun/2024	Change (%)
Net income	10,752	4,480	140.0
Net finance income (expense)	(2,763)	8,808	-
Income taxes	4,765	2,120	124.8
Depreciation, depletion and amortization	6,944	6,500	6.8
Results in equity-accounted investments	(129)	281	-
Impairment losses (reversals)	240	(46)	-
Results on disposal/write-offs of assets	(71)	(286)	(75.2)
Results from co-participation agreements in bid areas	(50)	(103)	(51.5)
Adjusted EBITDA	19,688	21,754	(9.5)
Allowance for credit loss on trade and other receivables	37	48	(22.9)
Trade and other receivables	122	1,459	(91.6)
Inventories	(853)	(355)	140.3
Trade payables	(82)	218	-
Taxes payable	(3,182)	(6,583)	(51.7)
Others	299	1,932	(84.5)
Net cash provided by operating activities – OCF	16,029	18,473	(13.2)

10

LTM Adjusted EBITDA and LTM Net cash provided by operating activities – OCF

	US$ million
	Last twelve months (LTM) at
	06.30.2025	12.31.2024	Apr-Jun/2025	Jan-Mar/2025	Oct-Dec/2024	Jul-Sep/2024
Net income (loss)	13,877	7,605	4,757	5,995	(2,766)	5,891
Net finance income (expense)	3,536	15,107	(1,015)	(1,748)	6,018	281
Income taxes	6,182	3,537	1,654	3,111	(788)	2,205
Depreciation, depletion and amortization	12,923	12,479	3,697	3,247	2,996	2,983
Results in equity-accounted investments	217	627	(47)	(82)	323	23
Impairment losses	1,817	1,531	190	50	1,577	-
Results on disposal/write-offs of assets	(13)	(228)	(14)	(57)	(39)	97
Results from co-participation agreements in bid areas	(206)	(259)	20	(70)	(156)	-
Adjusted EBITDA	38,333	40,399	9,242	10,446	7,165	11,480
Allowance (reversals) for credit loss on trade and other receivables	249	260	57	(20)	206	6
Trade and other receivables	485	1,822	(50)	172	200	163
Inventories	(793)	(295)	(494)	(359)	59	1
Trade payables	670	970	461	(543)	365	387
Taxes payable	(6,494)	(9,895)	(1,716)	(1,466)	(2,132)	(1,180)
Others	3,090	4,723	31	268	2,341	450
Net cash provided by operating activities - OCF	35,540	37,984	7,531	8,498	8,204	11,307

11

Adjusted Cash and Cash Equivalents, Gross Debt, Net Debt, Net Cash provided by Operating Activities (LTM OCF), LTM Adjusted EBITDA, Gross Debt Net of Cash and Cash Equivalents/LTM OCF and Net Debt/LTM Adjusted EBITDA Metrics

The Net Debt/LTM Adjusted EBITDA metric is an important metric that supports our management in assessing the liquidity and leverage of Petrobras Group. This ratio is an important measure for management to assess the Company’s ability to pay off its debt, mainly because our Business Plan 2025-2029 defines US$ 75 billion as the maximum level for our Gross Debt, with convergence to the level of US$ 65 billion.

The following table presents the reconciliation of these metrics to the most directly comparable measures derived from the IFRS Accounting Standards captions:

	US$ million

	06.30.2025	12.31.2024
Cash and cash equivalents	6,996	3,271
Government bonds, bank deposit certificates and time deposits (maturity of more than three months)	2,505	4,800
Adjusted Cash and Cash equivalents	9,501	8,071
Finance debt	25,791	23,162
Lease liability	42,273	37,149
Current and non-current debt - Gross Debt	68,064	60,311
Net Debt	58,563	52,240

Net cash provided by operating activities - LTM OCF	35,540	37,984
Allowance for credit loss on trade and other receivables	(249)	(260)
Trade and other receivables	(485)	(1,822)
Inventories	793	295
Trade payables	(670)	(970)
Taxes payable	6,494	9,895
Others	(3,090)	(4,723)
LTM Adjusted EBITDA	38,333	40,399
Gross Debt net of cash and cash equivalents/LTM OCF ratio	1.72	1.50
Net Debt/LTM Adjusted EBITDA ratio	1.53	1.29

12

RESULTS BY OPERATING BUSINESS SEGMENTS

Exploration and Production (E&P)

Financial information

US$ million	Jan-Jun/2025	Jan-Jun/2024	Change (%)
Sales revenues	29,471	31,745	(7.2)
Gross profit	16,073	18,903	(15.0)
Income (Expenses)	(2,584)	(2,181)	18.5
Operating income	13,489	16,722	(19.3)
Net income attributable to the shareholders of Petrobras	8,961	11,083	(19.1)
Average Brent crude (US$/bbl)	71.74	84.09	(14.7)
Production taxes – Brazil	5,354	5,927	(9.7)
Royalties	3,479	3,709	(6.2)
Special Participation	1,858	2,200	(15.5)
Retention of areas	17	18	(5.6)

[1]

In the period Jan-Jun/2025, the gross profit for the E&P segment was US$ 16,073 million, a decrease of 15.0% compared to the period Jan-Jun/2024, mainly due to the reduction in sales revenues which reflect lower Brent prices, partially offset by increased crude oil and NGL production during the period.

Operating income was US$ 13,489 million in the Jan-Jun/2025 period, a decrease of 19.3% compared to the period Jan-Jun/2024, mainly driven by increased expenses resulting from the provision for the equalization of expenditures and volumes related to the approval of the Jubarte Production Individualization Agreement, higher exploration expenditures write-offs related to blocks C-M-753 and C-M-789 in the Campos Basin, in addition to higher impairment losses mainly due to the Uruguá CGU and Cherne Cluster, partially offset by lower tax expenses in comparison to the period Jan-Jun/2024.

In the period Jan-Jun/2025, the production taxes were US$ 5,354 million, a decrease of 9.7% compared to the period from Jan-Jun/2024 caused primarily by the lower prices.

Operational information

Production in thousand barrels of oil equivalent per day (mboed)	Jan-Jun/2025	Jan-Jun/2024	Change (%)
Crude oil, NGL and natural gas – Brazil	2,808	2,703	3.9
Crude oil and NGL (mbbl/d)	2,266	2,196	3.2
Natural gas (mboed)	542	507	6.9
Crude oil, NGL and natural gas – Abroad	31	34	(8.8)
Total (mboed)	2,839	2,737	3.7

Production of crude oil, NGL and natural gas was 2,839 mboed in the period Jan-Jun/2025, representing an increase of 3.7% compared to Jan-Jun/2024, mainly due to the ramp-up of: (i) the FPSO Almirante Tamandaré in the Búzios field, (ii) the FPSOs Sepetiba and Marechal Duque de Caxias, both in Mero field, (iii) the FPSO Maria Quitéria in the Jubarte field, (iv) and the FPSO Anita Garibaldi in Marlim and Voador fields; in addition to the start-up of production: (v) at the FPSO Alexandre de Gusmão in Mero field, and (vi) of new wells from complementary projects in the Campos and Santos Basins; (vii) lower volumes of losses due to maintenance shutdowns; and (viii) higher operational efficiency in Santos Basin. These factors were partially offset by declining potential in mature fields and lower operational efficiency in the Campos Basin.

13

Refining, Transportation and Marketing

Financial information

US$ million	Jan-Jun/2025	Jan-Jun/2024	Change (%)
Sales revenues	39,784	44,251	(10.1)
Gross profit	2,420	3,711	(34.8)
Income (Expenses)	(1,605)	(1,537)	4.4
Operating income	815	2,174	(62.5)
Net income attributable to the shareholders of Petrobras	584	1,054	(44.6)
Average refining cost (US$ / barrel) – Brazil	2.79	2.63	6.1
Average domestic basic oil products price (US$/bbl)	84.75	93.70	(9.5)

In the period Jan-Jun/2025, Refining, Transportation and Marketing gross profit was US$ 1,291 million lower than in the period Jan-Jun/2024 mainly due to a decrease in international margins, especially diesel, gasoline and jet fuel.

The decrease in operating income for the period Jan-Jun/2025 reflects the reduction in gross profit and higher expenses in maintenance stoppages in Jan-Jun/2025 when compared with Jan-Jun/24.

The average refining cost in the period Jan-Jun/2025 was US$ 2.79/bbl, 6.1% higher than in the period Jan-Jun/2024, mainly due to an increase in maintenance costs and revitalization activities in our refineries, partially offset by a relatively devalued local currency in 2025 reducing the costs in U.S. dollar terms.

Operational information

Thousand barrels per day (mbbl/d)	Jan-Jun/2025	Jan-Jun/2024	Change (%)
Total production volume	1,718	1,748	(1.7)
Domestic sales volume	1,705	1,674	1.9
Crude distillation capacity	1,813	1,813	-
Refining plants utilization factor (1)	91%	91%	-
Average crude oil throughput	1,617	1,622	(0.3)
Average NGL throughput	46	48	(4.2)
Domestic crude oil over average crude oil throughput (1)	92%	91%	1.1

(1) Changes presented in percentage points.

Domestic sales in the period Jan-Jun/2025 were 1,705 mbbl/d, an increase of 1.9% compared to the period Jan-Jun/2024.

Gasoline sales volume increased 3.1% in Jan-Jun/2025 compared to Jan-Jun/2024 mainly due to the increase in total demand for Otto cycle fuels and a higher share of gasoline compared to ethanol. Diesel sales volume increased 3.3% between periods, mainly influenced by a decrease in imports by third parties.

Total oil products output for the period Jan-Jun/2025 was 1,718 mbbl/d, representing a 1.7% decrease compared to Jan-Jun/2024. In the first half of 2025 the utilization factor of our refineries remained aligned with the same period of the previous year, considering the resumption of operations at the Abreu e Lima Refinery, located in northeastern Brazil, following the completion of its scheduled turnaround in the first quarter of 2025.

14

Gas and Low Carbon Energies

Financial information

US$ million	Jan-Jun/2025	Jan-Jun/2024	Change (%)
Sales revenues	4,036	4,620	(12.6)
Gross profit	1,767	2,347	(24.7)
Income (expenses)	(1,693)	(1,756)	(3.6)
Operating income	74	591	(87.5)
Net income attributable to the shareholders of Petrobras	60	421	(85.7)
Average natural gas sales price – Brazil (US$/bbl)	57.73	65.88	(12.4)

In Jan-Jun/2025, the sales revenues reduction in relation to Jan-Jun/2024 was due to the lower average natural gas sales price due to the drop in the Brent price, the lower volume of natural gas sold to non-thermoelectric segment, the entry of new agents in this market and the expiration of thermal availability contracts.

The lower operating income in Jan-Jun/2025 compared to Jan-Jun/2024 is mainly due to the lower gross profit despite lower expenses.

Operational information

	Jan-Jun/2025	Jan-Jun/2024	Change (%)
Sale of Thermal Availability at Auction (ACR)- Average MW	714	1,186	(39.8)
Sale of electricity - average MW	689	430	60.2
National gas delivered - million m³/day	32	30	6.7
Regasification of liquefied natural gas - million m³/day	1	3	(66.7)
Import of natural gas from Bolivia - million m³/day	10	14	(28.6)

In Jan-Jun/2025, Petrobras thermal availability sales decreased by 39.8% compared to Jan-Jun/2024, due to the expiration of contracts. In the same period, energy sales increased by 60.2% due to a less favorable hydrological scenario and through the capture of opportunities with spot prices.

On the natural gas supply side, domestic gas production in Jan-Jun/2025 grew 6.7% due to availability of gas from the Rota 3 gas pipeline and the operation of the Itaborai gas processing unit. As a result of lower demand, there was a decrease in natural gas imports.

15

GLOSSARY

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted Cash and Cash Equivalents - Sum of cash and cash equivalents, government bonds, bank deposit certificates and time deposits with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the IFRS Accounting Standards and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with the IFRS Accounting Standards. It may not be comparable to adjusted cash and cash equivalents of other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management and uses this measure in the calculation of Net Debt.

Adjusted EBITDA Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment; results on disposal/write-offs of assets; and results from co-participation agreements in bid areas. Adjusted EBITDA is not a measure defined by the IFRS Accounting Standards and it is possible that it may not be comparable to similar measures reported by other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Average Domestic basic oil products price (US$/bbl) - represents Petrobras' domestic sales revenues per unit of basic oil products, which are: diesel, gasoline, LPG, jet fuel, naphtha and fuel oil.

Capital Expenditures – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business Plan, which include acquisition of PP&E and intangible assets, acquisition of equity interests, as well as other items that do not necessarily qualify as cash flows used in investing activities, comprising geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free Cash Flow - Net cash provided by operating activities less the sum of acquisition of PP&E and intangibles assets and acquisition of equity interests. Free cash flow is not defined under the IFRS Accounting Standards and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS Accounting Standards. It may not be comparable to free cash flow of other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Gross Debt – Sum of current and non-current finance debt and lease liability, this measure is not defined under the IFRS Accounting Standards.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Market Capitalization. Leverage is not a measure defined in the IFRS Accounting Standards and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA – Adjusted EBITDA for the last twelve months.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Operating income (loss) - Net income (loss) before finance (expense) income, results in equity-accounted investments and income taxes.

Net Debt – Gross Debt less Adjusted Cash and Cash Equivalents. Net Debt is not a measure defined in the IFRS Accounting Standards and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with the IFRS Accounting Standards. Our calculation of Net Debt may not be comparable to the calculation of Net Debt by other companies. Management believes that Net Debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Results by Business Segment – The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions and performance evaluation.

When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company.

16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer